Exhibit 1

Transcript of presentation by Rinker Group Limited on 9 Novmeber 2006

Important Legal Information

This communication has been made public by Rinker Group Limited (“Rinker”).  Investors are urged to read Rinker’s Solicitation/Recommendation Statement on Schedule 14D-9 if and when it is filed by Rinker with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information.  The Solicitation/Recommendation Statement (if and when it becomes available), and other public filings made from time to time by Rinker with the SEC which are related to the proposed offer by Cemex S.A.B. de C.V. (“Cemex”) (if and when the offer is commenced), are available without charge at the SEC’s website at www.sec.gov or at Rinker’s website at www.rinker.com.

This communication contains a number of forward-looking statements based on management’s current expectations and beliefs.  Such statements can be identified by the use of forward-looking language such as “may,” “should, “expect,” “anticipate,” “estimate,” “scheduled,” or “continue” or the negative thereof or comparable terminology.  Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding its ongoing business strategy, acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; outcomes of legal hearings such as the Lake Belt challenge and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the SEC.  Rinker can give no assurances that actual results would not differ materially from any forward-looking statements contained in this communication, particularly in light of the many risks and uncertainties regarding the proposed offer by Cemex.  You are cautioned not to place undue reliance on any forward-looking information.  Rinker disclaims any intention or obligation to update or revise any forward-looking statements contained herein, whether as a result of new information, future events or otherwise.

[START OF TRANSCRIPT]

D Clarke:

Welcome to our briefing today on the results for the Rinker Group Limited, for the half year and for the second quarter ended of 30th September 2006. Thank you to those of you who have joined us this morning in Sydney, and those who are participating via phone from other parts and including the US on your Wednesday evening.

Before I begin, I’d like to just introduce a couple of people from our management team here today. Tom Burmeister, our CFO is here; Karl Watson, who used to run Australia and now runs our western states business, is somewhere here in the audience; Sharon DeHayes, who runs who runs Australia; Peter Abraham, our company secretary and chief legal counsel; Debra Stirling, whom you all know. In addition today, we’ve been joined by our Chairman, John Morschel.

Please note the usual cautionary words on the slide re forward-looking statements.

Firstly, the financial performance. I will use US currency unless otherwise indicated. Net profit for the half year increased 12% to US$410 million, while earnings per share rose 16% to 45.3 cents US.

However, the first half last year included a US$20 million after tax gain from the sale of the Buffalo Road Quarry in Las Vegas. Excluding that net profit rose 19% and earnings per share 22%. Trading revenue was up 12%. Comparable EBIT was up 21% and EBITDA up 19%. Including the quarry gain, they rose 15% and 13% respectively.

Return on equity measured on a 12 month MAT basis increased to 35.3% from 23.8% in the first half last year. Return on funds employed, also on a 12 monthly basis was 37% up from 33%. Free cash flow was down 17% to US$270 million. This was due to the accelerated payment of over US$80 million in US federal tax, which we expect to balance out over the year.

Directors declared an interim 16 Australian cents dividend per share, up by 14%. The dividend was 60% franked and because we pay unfranked portion from our foreign conduit income, it is generally free of withholding tax for our international shareholders.

Despite a slowdown in US housing, all major segments of our US business, Rinker Materials delivered higher revenues, profit margins and return on funds employed. We were generally able to offset volume declines and significant cost increases in fuel, power and raw materials, with operational improvement cost-saving and price increases.

The US subsidiary Rinker Materials Corporation increased EBITDA 17% to US$661 million. On a comparable basis, excluding the quarry sale gain, EBITDA rose 24%.

Concrete block and asphalt performed well, up 26%. Heritage volumes fell, particularly in block, as the residential slowdown took hold.

Concrete pipe continued to improve with EBITDA up 18%. Cost savings and higher prices offset higher raw material and input costs. The other segment shows a decline, but last year’s result included US$31 million of EBIT from the quarry sale.

In Australia, profits fell in the Readymix business, despite higher revenue and AU$11 million in operational improvement and cost savings. EBITDA fell 5%. Price increases across the industry were not enough to offset higher costs.

Focusing now on our second quarter results, Rinker continued to grow with revenue up 7%. Net profit was up 11%, with EBIT up 15% and earnings per share was up 14% to US22.6 cents.

EBITDA rose 14%. Free cash flow for the quarter was US$123 million down due to the accelerated tax payments. Profit margins improved further in all US product segments during the second quarter.

Rinker Materials EBITDA rose 18% and EBIT was up 19%. Aggregate segment revenues rose 10%, while EBITDA was up 19%. Volumes fell 9% mainly due to the housing slowdown.

Cement revenue was up 6% and EBITDA up 20%. Volumes fell 11%, and as a result, we cut back on lower margin imported cement.

Concrete block and asphalt segment revenues rose 8%, with EBITDA up 11% due mainly to substantial cost savings, operational improvement and higher pricing.

Concrete volumes were down 4% in the quarter, and heritage volumes fell 12%. Block volumes fell 23% or 34% on a heritage basis.

Concrete pipe revenues were up 5% and EBITDA up 22%. Volumes were down slightly, whilst further operational improvement savings lowered production costs.

Readymix revenues were up 6%, concrete prices rose, but volumes fell slightly. High commercial and infrastructure activity offset lower housing activity in most areas except New South Wales.

This slide shows that margins continued to improve in the US, despite lower volumes due to the housing slowdown. We were able to offset the impact of lower volumes with substantial cost savings and higher prices. All products in the US saw strong price increases, compared with 12 months earlier. However, the volumes were down, except in concrete and asphalt.  In Australia, prices were also up. Concrete volumes were somewhat lower.

For the second quarter, price and volume movements were similar. While we expect price increases to moderate across the US as housing slows, we do expect ongoing increases, especially for aggregate.

Return on funds employed again improved across every business segment. This chart shows how return on funds employed has improved over time, and return on equity was also up again to over 35%.

Capital management has been a major focus in recent months. Our strong cash flows meant we were very close to being debt-free. Accordingly, we made a 50 cents a share capital return on a 40 cents a share special dividend during the half. Together with the on-market buyback which we have run aggressively and head of schedule, we have improved our leverage significantly. With a strong balance sheet and cash flows Rinker is in an excellent position to achieve value added acquisitions. Net debt was US$1.07 billion, up from US$361 million as at 31 March and US$253 million at the end of June.

EBIT interest cover was 61 times and net debt to EBITDA was only .74 times. Net debt to net debt plus equity was 32.4%. Development acquisition capital in the first half was around $118 million including early stages of the new Florida cement plant due for completion in 2008.

Cash flow has long been a great strength of Rinker and the cash generation capability remains very healthy. As mentioned earlier, the decline in the half year was due to the timing of tax payments which brought forward more than US$80 million on the second half. The chart on the right shows how much free cash we generate per dollar of funds employed. The amount has almost doubled over the past five years.

This slide shows the revenue breakdown by product segment on the left-hand side and then by geography on the right-hand side. You can see that 80% of our revenue is coming out of the US.

Now to business performance. The US performed well despite the housing correction. Rinker material sales were up 15% over the previous corresponding half year. EBIT and EBITDA were both up strongly again and the EDITDA to sales margin improved further to 29.2%. Return on funds employed was another record high for our US business.

Volumes declined in aggregate, cement and block during the half and in all products except asphalt during the second quarter. Nonetheless margins and return on funds employed rose across the board. Input costs were higher again this half, for example, power costs rose 32%, ocean freight 13% and diesel, despite the recent decline, was up 20%. Pricing gains continued across all products compared to the previous corresponding half.

Significant cost savings and operational improvement initiatives running at about double our normal rate of savings helped cut costs to reflect the lower level of activity. Aggregate prices improved with double digit growth in most markets. Aggregate volumes declined in the first half and 9% in the second quarter. The reduced volumes enabled us to return to a more normal rate of production in Florida and thus lower our costs.

For cement return on funds improved further as ongoing work to lift productivity and higher prices helped offset increased costs. Prices rose 13% over the prior corresponding period. Total cement volumes declined marginally due to the housing slowdown. Second quarter volumes were down 11%.

Imports currently earning record low margins were cut back in line with the lower volume. Progress continued on our books for cement plant, expected to cost around $220 million.

Concrete volumes were up 3% for the half including new plants but heritage volumes fell 5%. In the second quarter volumes were down 4% and heritage volumes down 12%. Volumes were mainly lower in Arizona and Florida. As expected, concrete block volumes were down significantly, especially in Florida but price increases were achieved across all three products and across all geographic regions. Return on funds employed improved to 43.8%.

Concrete pipe again improved despite a 3% fall off in volume. EBITDA was up 18% to US$95 million and operational improvement and higher prices offset higher input costs.

In Australia Readymix sales revenue was up 5%. EBITDA was down 5% and EBIT down 6%. Return on funds employed was 24.4%. Infrastructure and non-residential or commercial construction activity offset the housing slowdown in most of our markets but New South Wales remained weak. Although cost savings were significant in this business and we did see some price increases they were not enough to offset the impacts of higher costs.

Now to strategy and our focus is on delivering shareholder value both from acquisitions and by improving the base business. We have done 48 acquisitions since 1998 with a cost of $1.9 billion. The most recent one was Nally & Haydon in Kentucky, three quarries and a block plant which we announced yesterday. The small low risk and high return bolt-ons have been very successful over the years and have added significant value. We have also spent almost $1 billion dollars on other development capital since 1998, developing new quarries and obtaining access to reserves and building new plants and extending our mobile fleet.

Being number one or number two in all of our markets is a critical part of our strategy. It enables us to leverage our commercial and marketing skills to ensure satisfactory returns. Our smaller operations, that is outside of Florida, Arizona and Nevada are all performing well. Our integrated construction businesses in California, Oregon, Washington State and Tennessee all improved over last year with higher volumes and prices.

As we flagged to the market last year we have implemented a program of long term sustainable real estate sales and development to realise the value from exhausted quarries and former plants. We expect to realise sustainable long term returns of thirty to thirty-five million dollars per annum from next year onwards. These real estate opportunities are in the US and in Australia. Further significant gains as still to be quantified. These are from larger projects like Brooksville in central Florida and Penrith Lakes in Sydney. Opportunities for Rinker range from direct sales to longer term involvement in residential and non-residential development, as a master developer or joint venture partner. We’ve appointed senior executives in the US and Australia to manage the dispositions.

Cost leadership is a critical part of our strategy. Rinker people work hard every year to try to offset inflation. Operational improvement cost savings totalled US$43 million in the half, compared to US$23 million for the same period last year. This is an ongoing program that has been in place for many years, but we have significantly increased the level of savings in recent months, as the US housing slow down has hit.

Now to outlook, in Australia forecaster BIS Shrapnel says construction activity will continue at high levels over the next two years, with declines in residential construction offset by non-residential engineering construction in 07 and 08.

For the US, this chart shows the Portland Cement Association’s forecast for the next couple of years. It suggests that higher non-residential and infrastructure construction would largely offset with the client and housing. It is a fairly positive forecast compared to some others, but the PCA has been relatively accurate over the past few years. Of course, this is national data and the following slides are more focused on our key states.

Looking at infrastructure spending, if you can see those little numbers, this slide shows Department of Transportation budgets in Florida, Arizona and Nevada. They are strong in all three states for the current year and beyond. That said, transportation spending in these markets is currently back logged and running behind last year. Non-residential construction is also strong, with most forecasters predicting solid growth over the next two years or so.

This slide shows the lowest metropolitan downtown and suburban office vacancy rates across the US. Most of these are our key markets and improvements have been significant. For example, Fort Lauderdale improved 36% in the third quarter from a year ago, Tampa improved by 20%, Miami 24%, Phoenix 30%, compared to 10% for the US in total. Segments like tourism, education, health and retail are also strong in our markets. In Las Vegas for instance, commentators say retail vacancy rates are down to a near record low of 3%.

This slide shows the impact of housing slow downs in our key states, particularly Florida and Arizona. Housing started to slow in Arizona about 12 months ago, Florida last March. It’s still too early to call when the US housing markets will start to recover. The housing correction has been prompted in part by a slow down in investor spending. This slide shows that one in eight homes in Florida last year was bought by investors, compared to a previous average of about one in twelve. We also had more second home buyers. We used this and other data to analyse the inventory overhang in Florida. We concluded that at the peak there was something like 55,000 excess homes, that is currently being corrected. Permits in the third quarter of 2006 were running at an annualised rate more than 20% below our underlying demand estimates.

A firm called Metrostudy measures excess inventory. Of the 17 markets of interest to us in Florida, almost half are either starting to see an improvement in the level of excess supply, or have little or no over-supply. The rest are still worsening. Of particular interest is the Orlando region, where the slowdown really started in Florida. The three counties around Orlando are all improving. Lake County has 0.2 months of excess inventory, that’s around about a week’s worth. Seminole County is in an under-supply situation, below its average inventory level. Orange County, which is one of the largest markets in the state, has 1.7 months of excess, that is around about seven weeks. This is well down on what we saw at the peak of the slow down.

Despite this, we think the correction in Florida will take at least six months. This data is useful and informative, but obviously not comprehensive, and it should be interpreted cautiously, but I think it’s a way to think about it.

Our response to the housing correction in the US has been rapid. We’ve cut over 900 jobs, reduced shifts, cut back our mobile fleet in line with activity levels, reduced costs across the group and so on. We aim to double our annual cost savings from around US$50 million to around US$100 million a year, and we’re on track to do that.

Most importantly, the housing correction we are seeing is a short-term trend, but the long-term fundamentals in our key markets are extremely positive. This chart shows the US Census Bureau projections of population growth by state. We operate in nine of the ten top growth states. Nevada, Arizona and Florida are forecast to be the three fastest growing states between now and 2030. Around 75% of our total US revenue come from those states. In absolute terms, Florida is the number one population growth state in the US, accounting for more than 15% of forecast US population growth for 2030. Its growth will be greater than any other state, and more than 12.7 million additional people expected. The correlation between population growth and the construction activity is very strong.

This chart shows the latest employment growth figures for our major states. The numbers are very strong and well ahead of the US average.

Other key economic measures such as income and gross state product are forecast to remain very strong.

Construction growth as measured by cement consumption has been strong for three decades, with Arizona, Nevada and Florida the number one, two and three states in the US. This includes periods like the early eighties and early nineties, and they’ve experienced significant housing downturns. Over the past 15 years, real growth in construction activity has averaged 8% a year compound in Florida and 9% in Arizona and Nevada, almost double that of the US.

Cement consumption per capita is also much higher in our states than the US generally. This chart shows the long-term growth in per capita of cement usage from 1980 and it is projected to grow even faster over the next 25 years.

These long-term fundamentals have helped underpin Rinker’s performance against our global peers. This slide shows revenue and EPS growth over the past five years. Note that we have high revenue growth coupled with high EPS growth which we believe is the name of the game.

This slide shows the comparison of profit growth EBIT and EBITDA over five years. EBITDA margins have grown from 19 per cent a year to 27 per cent in the year to September 2006. And finally return on equity compared to the global peers over the most recent fiscal year and a measure of our cash flow generation.

So in summary these results confirm service strong and consistent performance in growth for Rinker. For the rest of the year ahead costs are still rising but the increases are moderating. To offset these we need further price increases across the US and Australia.

We have announced price increases for April in Australia and in January in Florida. The Florida increases are around eight to 12 per cent cement and aggregates. Competitors have announced similar increases so we are reasonably confident about achieving a significant proportion of them.

We expect full-year profits to be around the bottom end of the 84 to 90 US cents per ordinary share range previously announced. This assumes some further modest deterioration in housing in our major markets. This guidance of course excludes costs associated with a response to the response to the Cemex bid.

Transcript of presentation by Rinker Group Limited on 9 Novmeber 2006

We regard the housing correction, however, as a temporary issue. It is the long-term fundamentals which continue to underpin the value of our market positions in Florida, Arizona and Nevada. There is no sign of these changing.

Our balance sheet is strong and we have plenty of flexibility for further acquisitions. Bolt-on acquisitions are continuing and we’re actively reviewing larger opportunities. The discipline is that acquisitions must be value adding. And finally benchmarking against our US and global peers shows that Rinker has performed strongly for many years, further demonstrating the value of our position.

Now I would just like to hand over to the chairman for the final slide.

J Morschel

Hello everyone, I’m John Morschel and as you probably know the Mexican Cement Company Cemex has launched a takeover bid for Rinker for US$13 per ordinary share. There is not much we can say about it at this stage, but I do want to reiterate that the Rinker board considers the offer hostile and highly conditional, and that it materially undervalues the company.

I note that the share market responded by lifting the Rinker share price well above the offer price. Rinker closed yesterday on the ASX at $18.61 equivalent to 10.5 per cent above the offer price of $16.85 if converted to Australian dollars at yesterday’s Reserve Bank midpoint rate. Rinker has over 110,000 shareholders and the board has urged them to take no action until we are able to get our formal response and recommendation out to them.

Meanwhile we’re actively reviewing all of our options. On Monday directors made an application for the takeover panel in relation to the bid and I cannot comment on that at this stage. I would like to assure our shareholders that our focus is business as usual, but we are dealing efficiently with the Cemex bid. Whatever decisions the directors make they will be working in the best interests of our shareholders and the company.

Thank you, and now I will hand back to David.

D Clarke:

Okay thanks John. We’ll now move into question time and because we have analysts and fund managers participating by phone, as well as the audience in the room, we’ll need to alternate between both groups. So that everyone gets to hear your question will you please wait for the microphone and then announce your name and organisation before commencing your question. Please speak loudly and clearly. When we move to a question from a phone participant the conference call operator will introduce the questioner. I will now have the first question from the floor and please feel free to direct them to either myself or to John.

Question:

(Emily Smith, Deutsche Bank) I just have a couple of questions firstly on the business and then in relation to the Cemex bid. You mentioned that you are expecting further modest deterioration in the slightly revised guidance. I’m just wondering what sort of percentage for the deterioration you’re expecting.

Secondly, in terms of pricing in the US, you’ve indicated 8 to 12% cent price increases in cement and aggregates and obviously does that mean that there won’t be any price increases in concrete at all?

And just finally a question for the chairman. There’s been a little bit of speculation regarding whether or not Rinker and Cemex have had some meetings in the last little while and I was just wondering if you guys are saying this bid is actually hostile means that you haven’t met with them so far?

J Morschel:

Maybe I can start with the second part. I believe we’ve announced 12 per cent in Florida. I believe aggregates 8 to 10% or of that order. I think we’ve said that we’ll only go for concrete increases to enable our margin to be maintained so there’s some increase there but it’s just a few dollars, something of that order.

In terms of what we’ve assumed in the guidance, if you look at the sort of data, and say there was a 55,000 overhang, and as we said, that was going to be corrected in maybe over three quarters or something of that order. That’s the sort of thinking behind the volumes that we’ve assumed there.

D Clarke:

The only contact with Cemex that I or any member of the board, or any member of the company has had was at 8.45pm on the Friday the offer was launched. They have not made a direct approach to the company, nor have we had any discussions with them since. We do regard the offer as hostile.

Question:

(Andrew Dale, Macquarie Equities) I just had a question in regard to the Readymix business. We saw overnight, that Holcim actually reported that cement volumes in Australia were down 11% for the nine months this years, and also that prices were off 0.5%. At the six month, prices were actually up 4%, so there’s been quite a big shift in the domestic cement pricing environment.

I’m just wondering if maybe Sharon can comment as to how Cement Australia is performing and whether any of that in fact is consistent with what you’re saying.

S DeHayes:

Thank you. Andrew, I think with respect to that announcement, you have to look at it from a timing issue in terms their period of reporting is a bit different than ours. So with respect to our results for example that we’re showing, Cement Australia is really fairly comparable year on year to date and with respect to the volume, I’m not sure. I’d have to go in there and check to see if they’ve included actual production volumes, and/or trading volume where we do swaps depending on logistics.

But I believe it’s principally timing, as well as certainly an impact in the New South Wales market. I hope that answers the question.

Question:

[Simon Thackray, ABN AMRO] David, just a quick question, the EBITDA margins [Q2 06 - Q2 05] is showing some pretty magnificent expansion, 250 basis points in aggregates, 380 basis points in cement, and 450 I think for pipe.

Just looking at the deterioration that you’ve highlighted going forward, are these margins sustainable like this in the ability to actually push through prices in the wake, or the face of falling volumes? That would be my first question, and secondly, just some clarification on the revised guidance. Previously it was pre-capital return et cetera. Is that still the case in the 84 to 90 that we’re now seeing?

D Clarke:

The 84 to 90 I believe was 86 to 92 originally because of the capital gain, capital return et cetera we reduced that to 84 to 90. So it’s after we’ve done that capital return and the buybacks et cetera.

I think in aggregates, we should be able to continue to expand our margins. I think the sort of price increases we’ve got out in Arizona, that was just put out in October, in Florida in January which I believe will stick — I think they are quite strong, and I think it’s likely that we’re going to continue to expand margins there.

Concrete pipe, that’s not really suffering much. It’s exposed a little bit to housing, but it’s really a national business, and I think we’ll see the slowdown in states like Texas et cetera is nowhere near as significant as the rest of the business. In fact the other parts of the business like infrastructure and commercial are quite strong. So I think Concrete Pipe will do okay too.

In our case, we’re going to have to get fairly significant price increases, because it’s likely that the cost of imports in the US is going to go up maybe 12% next year over this year, driven by shipping rates, and also driven by the higher cost of sourcing cement in the world.

I think therefore to the extent that we import cement, our margins we hope to be able to hold constant. But of course with our domestically produced cement, if we get a 12% increase in price, obviously our margins will increase.

Concrete, to date our selling prices have been maintained even through the month of October. Again I guess it’s look and see but so far prices are holding up, and I think everyone’s reasonably confident of being able to pass on the aggregate and cement price increases from January.

So I think we can keep margins going up, or at least constant.

Question:

(Rohan Gallagher, Credit Suisse) David three questions, first of all with respect to your cost savings, could you give an indication as to where the emphasis is, presumably Florida Materials? Second, could you give an update in regards to the Lake Belt Permit Plan? And finally with regards to your dividend policy, conscious of the takeover defence acquisition, opportunities and your balance sheet, could you just reiterate your dividend policy and if there are any intended changes with that please?

D Clarke:

Yes, the biggest focus in terms of handling the downturn is Florida Materials because that’s where the volumes have really come off. Block is off significantly, because that’s very highly exposed to residential in Florida. We’ve shut plants, we’ve cut shifts, we’ve reduced overtime, but most importantly we’ve reduced I think in Florida Materials something like 600 people.

In the other parts of the business, I think at our last results presentation, there was a bit of discussion about our costs in quarries and cement, and I think that’s an area of strong focus and I think we are going to be able to bring those costs down. We haven’t yet, but I think that’s really an opportunity.

In terms of dividend policy, I think we’ve always stated we were going to give 35% or around about 35% of the profit after tax and that’s still our policy.

The Lake Belt, you know, the thing goes on and on. We’re getting to the final stages, I think, of hearings now. I believe 28 November is sort of the final arguments, and after that takes place, which will probably take a couple of weeks, after that takes place then written submissions are done, and that may take another 60 days and then the judge deliberates. I’m none the wiser than we were before. I think all the evidence that’s been presented has actually been good evidence from our standpoint I believe but I guess we just have to wait and see. But I don’t think there’s going to be any decision until next year.

Question:

(Matthew McNee, Goldman Sachs JB Were) David, just a couple of questions. Just first of all, can you give us a little bit more clarity on what sort of price increases you actually saw that stuck in the October Arizona rounds of increases?

D Clarke:	Matthew, in Arizona, phased in between now and January in aggregates and asphalt, we’re pretty confident of being able to get 10%. In concrete, we’re probably only going to get a couple of per cent.

Question:	Would that see your aggregate, sorry, your concrete margin go backwards a little bit in Arizona?

D Clarke:	That’s likely to be the case, a little bit.

Question:

David, also just looking forward, obviously the balance sheet is still in pretty good nick, but how much, you know, just ball park, do you think you would have up your sleeve in terms of acquisitions? How much do you think you could fund? What extent are you prepared to gear the balance sheet up?

D Clarke:

I mean, to be comfortable, you’ve probably got a $1 billion or so, Matthew. I mean, I think it’s really, what are the opportunities? And I don’t think there’s all that many opportunities between, you know, $1 million and quite a multiple of millions. So I think the sort of things we’re looking at are still the relative small bolt-ons and add-ons, although we’re thinking of a bit of work on some of the bigger ones. But in terms of funding it with debt we’ve probably just got $1 billion or so.

Question:	Also, just one final question. Just on the property business that you alluded to, did I catch you right? You were saying that you expected to start getting contributions from that next fiscal year?

D Clarke:

Yes, in the last six months or so, we’ve employed some real estate professionals into our organisation, and they’ve developed quite a long plan of divestments, because it’s something that we really didn’t pay a lot of attention to in the past, and we’ve gone out five, six, seven years now by year and we’re confident that we can continue. I mean, it could be a bit more lumpy than that, but there’s certainly a lot of opportunity out there, and that does exclude some of the quite large things that we really have to think through how we develop them.

Question:

(Andrew Dale, Macquarie Bank) I wanted to know, with the current acquisition environment, given Cemex’s bid, has it sort of altered your view on multiples and things that you would pay, or has it made you rethink how fast or slow you would look at acquisitions? Yesterday, clearly making a bolt-on sort of indicates that it’s business as usual for you guys. Does that mean that, you know, sort of the other speculated larger transactions that are potentially out there are very much still on the table and being considered?

D Clarke:

I think at this point, it’s very much business as usual. We’ve got a little pipeline of smaller acquisitions. I think we’ve got four or five that, you know, are yet to come to the Board, but you know, they are less than $100 million. From time to time, we’ve looked at all the bigger acquisitions, and our challenge has always been, and remains, how do they create value? And I think our view is that if they don’t create value, we shouldn’t do them. So I don’t think the Cemex bid has made any difference at all to how we’re acting on the acquisition front.

Question:

And just with regard to the Florida marketplace, do you perceive there, if you were to independently look at the market and join those businesses, what sort of competition issues would you perceive to be in place in the event that, you know, there’s a joining of Readymix businesses and cement businesses, et cetera, and things that you think maybe the competition regulators there might have to review?

D Clarke:	Yes, I think it’s difficult to really comment too much on what the Department of Justice or FTC might see, so I’d prefer not to comment on that.

Question:

(David Leitch, UBS) I’m intrigued about the real estate news, that your strategy that you’re putting forward here, seeing as how it’s become such a big part of Boral and CSR’s profits and you’ve made a mention of some larger parcels. I mean, larger sort of — not something an analyst can really develop. What more can you tell us about that, and the scale, medium term, what’s the asset value that we should think about?

D Clarke:

You know, in Brooksville we’ve got 9000 acres on the edge of Tampa for example, now, I mean there’s the freeway going right by. But we do have two cement plants on that property, and we do have a quarry. But we have a lot of buffer land around there, so you might think 1000 acres or thereabouts, that potentially could be developed over time. Ultimately it makes you think about what’s the end use of the quarry site, because the reserve’s there for other than cement aren’t — they’re only ten plus years. So I think it’s a far bigger play than that, but I think we’re looking at — at least in the next five years of maybe looking at a thousand acres or so.

Question:

(Simon Archer, Merrill Lynch) Maybe just a couple of questions on the price rises and competitor responses. I think July in Florida we saw Tarmac have a bit of a reaction on aggregate, and also we’ve heard publicly that Florida Rock has said that concrete prices can fall. Can you just indicate maybe how the competitive response has been for these January ones in Florida?

D Clarke:

I do know that pretty well everyone’s out on cement. I think I read in Titan’s quarterly results and they make comment there about it. On aggregate, I believe everyone is out at that 10% type level. On concrete, I know we’re out and I don’t really know who else has responded. But I think the reality is, if you get a 12% cement price increase and a 10% aggregate price increase, you would think that it was difficult not to at least try to recover that cost in your concrete. But I don’t think I’ve seen any concrete price increases on the street.

Question:

On that point, everyone’s sort of concerned about, I guess the independent concrete players. And if you’re running a margin and your concrete business is say 17%, have you got ballpark numbers of what you think the smaller independent non-vertically integrated players, what sort of margin they would be running?

D Clarke:

Yeah, I’m not sure margin is the relevant point. I mean I think the return on investment, we’ve got a higher return on our investment but they’re average funds for the smaller independents, who are relatively new investors, it must be double ours so I think our returns are probably double. Their margins, they would be comparable I think as margins, but I think a return on investment it would probably be half.

Okay, well no more questions. Thank you very much for your attention. Thank you.

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